

Mail Stop 4561

October 30, 2015

Patrick Dunda, President
Frontier Digital Media Group, Inc.
537 Pitkin Way
Castle Rock, Colorado, 80104

> **Re:** **Frontier Digital Media Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 13, 2015**
> **File No. 333-205571**

Dear Mr. Dunda:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 5, 2015 letter.

General

1. We note your response to prior comment 1 and we are unable to concur with your assertion that you are not a shell company as defined in Rule 405. In particular we note that as of June 30, 2015 your only assets are cash in the bank of $4,067 and accounts and other receivables of $4,327. We also note your disclosure on page 20 stating that "[you] have a limited operating history with losses and negative cash flow and have generated very little revenues to date." If you are unable to demonstrate that you have more than nominal operations and assets, please disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of being a shell company.

"Our principal financial and accounting officer …," page 6

2.   We note your amended disclosures in response to prior comment 7 indicating that Ms. Dunda has relevant experience in accounting and that you will engage experienced professionals to assist her in her duties. This mitigating disclosure is inappropriate in the context of the risk factor discussion. To the extent that you believe that such a discussion is necessary, please move the disclosure to an appropriate section of the prospectus.

Dilution, page 17

3.   We note your response to prior comment 11. However, the capital contributions by existing stockholders have not been revised in accordance with our prior comment. Specifically, you appear to include non-cash consideration under capital contributions provided by existing stockholders in the dilution table. Accordingly, we reissue our prior comment.

Directors, Executive Officers, Promoters and Control Persons, page 29

4.   We note your response to prior comment 15, and your revised disclosure in this section. However, we further note your disclosures on page 10 indicating that your officers and directors have conflicts of interests resulting from their work on "other business matters." Accordingly, as previously requested, revise the professional biographies of your executive officers and directors to disclose any such professional positions held during the past five years. In this regard it appears you should also restore the subsection you deleted titled Conflicts of Interest.

Security Ownership of Certain Beneficial Owners and Management, page 31

5.   We note your response to prior comment 16. However, the promissory note filed as exhibit 10.2 references potential conversion of the promissory note. We also note your disclosure on page 32 that references convertible notes issued to Venture Vest Capital Corporation. Accordingly, we reissue prior comments 16 and 18.

Certain Relationships and Related Transactions, page 32

6.   We reissue prior comment 17 insofar as you have not named each of the related parties nor disclosed for each transaction the facts that give rise to the relationship. Accordingly, as previously requested please review and revise this section to provide such information. Refer to paragraphs (a)(1) and (d)(1) of Item 404 of Regulation S-K.

Exhibits and Financial Statement Schedules

Exhibit 10.3

7.   The form of subscription agreement states in section 1 that shares will be sold at a price of $0.25. Yet the disclosures on the facing page and cover page state that shares will be sold for $0.05. Please reconcile.

        You may contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or me at (202) 551-3457 with any questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel
                                        Office of Information Technologies
                                        and Services

cc: Andrew I. Telsey, Esq.
        Andrew I. Telsey, P.C.